Ballard Power Systems Inc.

News Release

Ballard Receives Federal Government Funding to Advance Fuel Cell Power Module Technology

•	Design improvements will be implemented on test transit buses to be operated in Metro Vancouver

•	Will move technology closer to commercialization

For Immediate Release – January 21, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has been awarded up to $4.8 million by Sustainable Development Technology Canada (SDTC) for a project to further develop fuel cell power module technology for the transit bus market. Design improvements will be implemented on test buses to be operated in Metro Vancouver, beginning in the fourth quarter of 2010.

“The Government of Canada is committed to supporting alternate sources of energy, including hydrogen,” said the Honourable Stockwell Day, President of the Treasury Board and Minister for the Asia-Pacific Gateway. “By supporting innovative hydrogen and fuel cell research projects, such as Ballard’s power module, we are putting more zero-emissions vehicles on the road while creating high quality jobs and improving the health of Canadians.”

“Heavy duty diesel vehicles account for almost half of Canada’s road transportation greenhouse gas emissions,” said Vicky Sharpe, President and CEO of SDTC. “The technology developed by Ballard will increase the cost-effectiveness and performance of fuel cell hybrid buses, making them more accessible to public transit authorities and helping Canada to reduce its greenhouse gas emissions.”

Michael Goldstein, Ballard’s Chief Commercial Officer added “This level of support from the Canadian federal government and SDTC will have a measurable impact on the evolution of clean energy fuel cell products for commercial mass transit applications here in Canada and in locations around the globe.”

In the development project funded by SDTC, Ballard and it’s system integration partner, ISE Corporation, will design, assemble and test key sub-components for Ballard’s FCvelocity™-HD6 power module and the hybrid electric drive system. Refinement of this critical new technology will facilitate the commercial introduction of fuel cell hybrid buses by reducing cost, improving durability and robustness of select sub-systems, and improving overall bus performance.

Ballard’s power module is a ‘plug-and-play’ fuel cell-based product that enables system integrators to build clean energy buses more easily and at lower cost. The fuel cell hybrid platform eliminates all emissions from bus tailpipes, while meeting the demands of range and duty cycle for virtually any bus route.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

About SDTC
Sustainable Development Technology Canada (SDTC) is an arm’s-length foundation created by the Government of Canada which has received $1.05 billion as part of the Government’s commitment to create a healthy environment and a high quality of life for all Canadians.

SDTC operates two funds aimed at the development and demonstration of innovative technological solutions. The $550 million SD Tech Fund™ supports projects that address climate change, air quality, clean water, and clean soil. The $500 million NextGen Biofuels Fund™ supports the establishment of first-of-kind large demonstration-scale facilities for the production of next-generation renewable fuels.

SDTC operates as a not-for-profit corporation and has been working with the public and private sector including industry, academia, non-governmental organizations (NGOs), the financial community and all levels of government to achieve this mandate.
www.sdtc.ca

This release contains forward-looking statements regarding the adoption of Ballard’s products, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s expectations regarding product development efforts and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Ballard Investor Relations:
Lori Rozali
+1.604.412.3195
media@ballard.com

Ballard Public Relations:
Guy McAree
+1.604.412.7919
investors@ballard.com

SDTC:
Patrice Breton — Director, Communications
+ 1.613.234.6313 ext. 295
media@sdtc.ca